Exhibit 99.1

Capitalisation and Indebtedness

The following table sets out the issued share capital of Barclays PLC and its consolidated subsidiaries’ total shareholders’ equity, indebtedness and contingent liabilities as at 31st December 2015. The information has been prepared in accordance with the International Financial Reporting Standards (IFRS).

As at 31st Dec 2015
(000)
Share capital of Barclays PLC
Ordinary shares - issued and fully paid shares of £0.25 each	16,804,604
£ million
Group shareholders’ equity
Called up share capital	4,201
Share premium account	17,385
Other reserves	1,898
Other shareholders’ funds	—
Other equity instruments	5,305
Retained earnings	31,021

Shareholders’ equity excluding non-controlling interests	59,810
Non-controlling interests	6,054

Total shareholders’ equity	65,864

Group indebtedness (1)
Subordinated liabilities	21,467
Debt securities in issue	69,150

Total indebtedness	90,617

Total capitalisation and indebtedness	156,481

Group contingent liabilities
Guarantees and letters of credit pledged as collateral security	16,065
Performance guarantees, acceptances and endorsements	4,556

Total contingent liabilities	20,621

Documentary credits and other short-term trade related transactions	845
Forward starting reverse repurchase agreements, Standby facilities, credit lines and other commitments	281,462

1.	“Group indebtedness” includes interest accrued as at 31st December 2015 in accordance with International Financial Reporting Standards.

1